UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No.  1)*

Greektown Superholdings, Inc.
(Name of Issuer)

Series A-1 Convertible Preferred Stock
(Title of Class of Securities)

392485207
(CUSIP Number)

Joseph Mause Standard General L.P. 650 Madison Avenue 23rd Floor New York, NY 10022 (212) 610-9177
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 6, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 246,100 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 246,100 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 246,100 shares (For additional information, see Item 5.)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 16.8% (For additional information, see Item 5.)
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 128,079 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 128,079 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,079 shares (For additional information, see Item 5.)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 8.8% (For additional information, see Item 5.)
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. SGMF Holdco LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 38,940 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 38,940 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,940 shares (For additional information, see Item 5.)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 2.7% (For additional information, see Item 5.)
14	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. SGMF HC LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 38,408 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 38,408 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,408 shares (For additional information, see Item 5.)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 2.6% (For additional information, see Item 5.)
14	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. Standard General OC Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 115,795 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 115,795 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 115,795 shares (For additional information, see Item 5.)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.9% (For additional information, see Item 5.)
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. OCMF Holdco LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 32,545 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 32,545 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,545 shares (For additional information, see Item 5.)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 2.2% (For additional information, see Item 5.)
14	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. OCMF HC LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 32,268 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 32,268 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,268 shares (For additional information, see Item 5.)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 2.2% (For additional information, see Item 5.)
14	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 246,100 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 246,100 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 246,100 shares (For additional information, see Item 5.)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 16.8% (For additional information, see Item 5.)
14	Type of Reporting Person (See Instructions) IN, HC

1	Names of Reporting Persons. Nicholas J. Singer
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 246,100 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 246,100 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 246,100 shares (For additional information, see Item 5.)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 16.8% (For additional information, see Item 5.)
14	Type of Reporting Person (See Instructions) IN, HC

Item 1.                      Security and Issuer

This Schedule 13D relates to shares of Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 Convertible Preferred Stock”), of Greektown Superholdings, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 555 East Lafayette, Detroit, Michigan, 48226.

Item 2.                      Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Standard General L.P. (“Standard General”); (ii) Standard General Master Fund L.P. (the “Master Fund”); (iii) SGMF Holdco LLC (“SGMF Holdco”); (iv) SGMF HC LLC (“SGMF HC”); (v) Standard General OC Master Fund L.P (the “OC Master Fund”); (vi) OCMF Holdco LLC (“OCMF Holdco”); (vii) OCMF HC LLC (“OCMF HC” and, together with the foregoing entities in items (ii)-(vi), the “Funds”); (viii) Soohyung Kim (“Mr. Kim”), a director of the general partner of the general partner of Standard General; and (ix) Nicholas J. Singer (“Mr. Singer”), a director of the general partner of the general partner of Standard General.  The persons and entities referred to in items (i)-(ix) hereof may be collectively referred to herein as the “Reporting Persons”.

Standard General serves as investment manager to each of the Funds and another private investment vehicle and, in such capacity, exercises voting and investment control over the shares of Series A-1 Convertible Preferred Stock of the Issuer held for the accounts of the Funds and such other private investment vehicle.  Mr. Kim and Mr. Singer may be deemed to have indirect beneficial ownership of the shares reported herein based on their relationship with Standard General. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares.

(b) The business address of each of the Reporting Persons is c/o Standard General L.P., 650 Madison Avenue, 23rd Floor, New York, New York, 10022.

(c) Each of the Funds is a private investment vehicle.  Standard General provides investment management services to the Funds and other private investment vehicles.  Mr. Kim and Mr. Singer each serve as a director of the general partner of the general partner of Standard General, and the principal occupation of each of Mr. Kim and Mr. Singer is investment management.  Mr. Kim is the Chief Investment Officer of Standard General.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 3.                      Source and Amount of Funds or Other Consideration

The Reporting Persons subscribed for shares under an offering to the holders of 10-3/4% Senior Notes due 2013 (the “Senior Notes”) issued by Greektown Holdings (“Holdings”) and Greektown Holdings II, Inc. of rights to purchase 1,850,000 shares of Issuer’s Series A-1 Convertible Preferred Stock at a purchase price of $100 per share and in accordance with the Second Amended Joint Plans of Reorganization of Holdings and of its direct and indirect wholly-owned subsidiaries filed with the United States Bankruptcy Court for the Eastern District of Michigan on December 7, 2009. The Reporting Persons purchased 81,850 shares of Series A-1 Convertible Preferred Stock at a purchase price of $100 per share pursuant to a Purchase and Put Agreement, dated November 2, 2009 (as amended by that certain First Amendment to Purchase and Put Agreement, dated January 11, 2010) by and among certain holders of the Senior Notes and certain other parties. In addition, between 1/21/2011 and 3/8/2012 the Reporting Persons purchased an aggregate of 164,250 shares of Series A-1 Convertible Preferred Stock via open market transactions at prices ranging from $69-$79 per share. See Item 5 below for the details of recent purchases.  The Reporting Persons used working capital to fund the purchase of the shares referenced above.

Item 4.                      Purpose of Transaction

Mr. Kim has agreed, pursuant to a Consent of Nominee dated March 5, 2012, to serve as a nominee for election to the Issuer’s board of directors (the “Board”) and to be named as such in the Issuer’s proxy statement and other proxy materials in connection with the solicitation of proxies from other stockholders of the Issuer to be voted at the Issuer’s 2012 annual meeting of stockholders, and has consented to serve as a director of the Issuer if elected.

The Reporting Persons acquired the shares of Series A-1 Convertible Preferred Stock reported herein for investment purposes and not with any current intent, purpose or effect of changing control of the Issuer, except to the extent that Mr. Kim may be deemed to exercise any such control if elected to the Board.

The Reporting Persons may acquire additional shares of Series A-1 Convertible Preferred Stock and other securities of the Issuer (including, without limitation, Series A-1 Common Stock) from time to time or may dispose of any or all of such shares or other securities held by them at any time.

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer

(a) and (b) 50,731 shares of Series A-1 Convertible Preferred Stock, representing beneficial ownership of approximately 3.5% of the outstanding shares of Series A-1 Convertible Preferred Stock, are owned by the Master Fund.  In addition, the Master Fund may be deemed to have beneficial ownership over the shares reported below for each of SGMF Holdco and SGMF HC by virtue of its indirect ability to direct the vote and to direct the disposition of such shares.

38,940 shares of Series A-1 Convertible Preferred Stock, representing beneficial ownership of approximately 2.7% of the outstanding shares of Series A-1 Convertible Preferred Stock, are owned by SGMF Holdco.

38,408 shares of Series A-1 Convertible Preferred Stock, representing beneficial ownership of approximately 2.6% of the outstanding shares of Series A-1 Convertible Preferred Stock, are owned by SGMF HC.

50,982 shares of Series A-1 Convertible Preferred Stock, representing beneficial ownership of approximately 3.5% of the outstanding shares of Series A-1 Convertible Preferred Stock, are owned by the OC Master Fund.  In addition, the OC Master Fund may be deemed to have beneficial ownership over the shares reported below for each of OCMF Holdco and OCMF HC by virtue of its indirect ability to direct the vote and to direct the disposition of such shares.

32,545 shares of Series A-1 Convertible Preferred Stock, representing beneficial ownership of approximately 2.2% of the outstanding shares of Series A-1 Convertible Preferred Stock, are owned by OCMF Holdco.

32,268 shares of Series A-1 Convertible Preferred Stock, representing beneficial ownership of approximately 2.2% of the outstanding shares of Series A-1 Convertible Preferred Stock, are owned by OCMF HC.

246,100 shares of Series A-1 Convertible Preferred Stock, representing beneficial ownership of approximately 16.8% of the outstanding shares of Series A-1 Convertible Preferred Stock, may be deemed beneficially owned by Standard General.  Such shares include the shares owned by the Funds as reported above and an aggregate of 2,226 shares of Series A-1 Convertible Preferred Stock owned by another private investment fund for which Standard General serves as investment manager.  Such shares may also be deemed beneficially owned by Mr. Kim and Mr. Singer.  Each of Mr. Kim and Mr. Singer serves as a director of the general partner of the general partner of Standard General, and in such capacities they may be deemed to have beneficial ownership of such shares.  Mr. Kim is the Chief Investment Officer of Standard General.

Shares of the Issuer’s Series A-1 Convertible Preferred Stock are convertible into shares of the Issuer’s Series A-1 Common Stock.  Certain of the Reporting Persons also hold additional shares of Series A-1 Common Stock directly, as reported by the Reporting Persons on a separate Schedule 13D filed with the Securities and Exchange Commission on the same date that this Schedule 13D is filed.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.

The percentage calculations herein are based on information provided by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2011.

(c)  The following table lists the Reporting Persons’ transactions in the Series A-1 Convertible Preferred Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price per share
Open market purchases*	3/8/12	13,575	$69.00
Open market purchases**	3/8/12	13,042	$69.00
Open market purchases***	3/8/12	7,054	$69.00
Open market purchases****	3/8/12	6,777	$69.00
Open market purchases*****	3/8/12	402	$69.00

* Purchases by SGMF Holdco.

** Purchases by SGMF HC.

*** Purchases by OCMF Holdco.

**** Purchases by OCMF HC.

***** Purchase by another private investment fund for which Standard General serves as investment manager.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.                      Material to Be Filed as Exhibits

Exhibit 99.1                      Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              March 9, 2012

STANDARD GENERAL L.P.

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Director

STANDARD GENERAL MASTER FUND L.P.

By:  Standard General GP LLC
its General Partner

By:  Standard General Management LLC
its Managing Member

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Co- Managing Member

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Co- Managing Member

SGMF HOLDCO LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Director

SGMF HC LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Director

STANDARD GENERAL OC MASTER FUND L.P.

By:  Standard General GP LLC
its General Partner

By:  Standard General Management LLC
its Managing Member

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Co- Managing Member

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Co- Managing Member

OCMF HOLDCO LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Director

OCMF HC LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Director

/s/ Soohyung Kim
                                                                                               Name: Soohyung Kim

/s/ Nicholas J. Singer
                                                                                               Name: Nicholas J. Singer

Exhibit 99.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of March 5, 2012, is by and between Standard General L.P., Standard General Master Fund L.P., SGMF Holdco LLC, SGMF HC LLC, Standard General OC Master Fund L.P., OCMF Holdco LLC, OCMF HC LLC, Soohyung Kim and Nicholas J. Singer (the "Reporting Persons").

Each of the Reporting Persons may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or Schedule 13D with respect to Series A-1 Convertible Preferred Stock of Greektown Superholdings, Inc. that may be deemed beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons hereby agree to file a single statement on Schedule 13G and/or Schedule 13D, as may be appropriate from time to time, and/or any amendments thereto, on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Reporting Persons upon one week’s prior written notice or such lesser period of notice as the Reporting Persons may mutually agree.

Executed and delivered as of the date first above written.

STANDARD GENERAL L.P.

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Director

STANDARD GENERAL MASTER FUND L.P.

By:  Standard General GP LLC
its General Partner

By:  Standard General Management LLC
its Managing Member

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Co- Managing Member

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Co- Managing Member

SGMF HOLDCO LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Director

SGMF HC LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Director

STANDARD GENERAL OC MASTER FUND L.P.

By:  Standard General GP LLC
its General Partner

By:  Standard General Management LLC
its Managing Member

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Co- Managing Member

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Co- Managing Member

OCMF HOLDCO LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Director

OCMF HC LLC

By:  Standard General L.P.
its Manager

By:  Standard General Holdings L.P.
its General Partner

By:  Standard General S Corp
its General Partner

By:           /s/ Soohyung Kim
                                                                                                                Name: Soohyung Kim
                                                                                                                Title:  Director

By:           /s/ Nicholas J. Singer
                                                                                                                Name: Nicholas J. Singer
                                                                                                                Title:  Director

/s/ Soohyung Kim
                                                                                               Name: Soohyung Kim

/s/ Nicholas J. Singer
                                                                                               Name: Nicholas J. Singer